SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 001-13605

05059627

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Elgin Federal Financial Center 401(k) Employee Benefit Plan and Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

EFC Bancorp, Inc.
1695 Larkin Avenue
Elgin, Illinois 60123

MANUALLY SIGNED

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

REQUIRED INFORMATION

Item 1-3. The Elgin Federal Financial Center 401(k) Employee Benefit Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Consent of Crowe Chizek & Co., LLC

FINANCIAL STATEMENTS

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
Elgin, Illinois

FINANCIAL STATEMENTS
December 31, 2004 and 2003

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
Elgin, Illinois

FINANCIAL STATEMENTS
December 31, 2004 and 2003

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Elgin Financial Center, SB
401(k) Employee Benefit Plan and Trust
Elgin, Illinois

We have audited the accompanying statements of net assets available for benefits of the Elgin Financial Center, SB 401(k) Employee Benefit Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
May 25, 2005

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Investments (Note 4)		
Common stock of EFC Bancorp, Inc.	$ 3,883,742	$ 4,397,576
Common and collective trusts	442,862	546,813
Mutual funds	1,596,152	1,292,020
Participant loans	57,555	74,056
Total investments	5,980,311	6,310,465
Receivables		
Employee contributions	3,093	14,528
Investment income receivable	24,256	27,228
Total receivables	27,349	41,756
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,007,660	$ 6,352,221

See accompanying notes to financial statements.

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

Additions to net assets attributed to	
Investment income (Note 4)	
Net appreciation in fair value of investments	$ 515,185
Interest	5,625
Dividends	123,580
	644,390
Contributions	
Participant wage deferrals	334,760
Total additions	979,150
Deductions from net assets attributed to	
Benefits paid to participants	1,323,611
Administrative expenses	100
Total deductions	1,323,711
Net decrease	(344,561)
Net assets available for plan benefits	
Beginning of year	6,352,221
End of year	$ 6,007,660

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Elgin Financial Center, SB 401(k) Employee Benefit Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of Elgin Financial Savings Bank (the Bank or Employer), a wholly owned subsidiary of EFC Bancorp, Inc. The Plan was established effective November 1, 1986 and covers substantially all employees of the Bank. Employees who have completed six months of service and are age twenty and one-half or older are eligible for the elective deferral and employer match portions of the Plan. Employees who have completed six months of service and are age twenty-one are eligible for profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is Elgin Financial Savings Bank (the Administrator) and the trustee of the Plan is HSBC Bank USA (the Trustee). The Trustee is the custodian of the Plan's assets.

Contributions: Each year participants may contribute between 2% and 10% of pretax compensation to the Plan, up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415. The Bank can make discretionary contributions, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Bank's discretionary profit sharing contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The Bank's discretionary matching contribution is allocated to participant accounts on the last day of the year based on each participant's voluntary contributions. The participant must be employed on the last day of the year in order to receive any employer contribution, except in the event of death, disability, or normal retirement. No Employer contributions were made for 2004.

Participant Accounts: Each participant's account is credited with employee and employer contributions and an allocation of Plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to each participant's account based on the investment earnings of the funds selected by each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Upon termination of a participant, the portion of the Employer contribution account not vested will be forfeited and will first be used to pay administrative expenses and will then be allocated to eligible participants as of the last day of the plan year in which the terminated participant receives a distribution.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death, and Disability: A participant is entitled to 100% of his or her vested balance upon attainment of early retirement age (55) and completion of five years of service, normal retirement age (65), death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service in accordance with the table below.

Years of Service	Percent Vested
Less than two	0%
Two	20
Three	40
Four	60
Five	80
Six	100

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Bank, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum amounts or rollover distributions.

Participants' Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the Plan administrator.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 5%. Employer contributions are allocated in the same percentages as the employee has elected. The investment options are derived from a combination of various mutual funds, employer stock, and common and commingled funds. Plan participants are allowed to reallocate funds between investment options on a daily basis.

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles. Plan financial information is accounted for on the accrual basis.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Investment valuation estimates are particularly subject to change in the near term.

Investments and Income Recognition: Plan investments are reported at fair value. Investments in mutual funds are stated at quoted market prices. The fair value of participant units owned by the Plan in the common collective trusts is based on the quoted redemption values as of the last business day in the Plan's year. The fair value of EFC Bancorp, Inc. common stock is determined by a quoted market price. Participant loans are carried at their remaining balance, which approximates fair value. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Risks and Uncertainties: The Plan provides for various investment options in mutual funds, common collective trusts, and a significant concentration in common stock of EFC Bancorp, Inc. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the participants' individual account balances. As of December 31, 2004, 65% of the Plan's net assets were invested in shares of EFC Bancorp, Inc. common stock.

Administrative Expenses: Certain costs incurred in the administration of the Plan are paid by the Bank. Other expenses are paid by the Plan.

Payment of Benefits: Benefit payments to participants are recorded when paid.

Excess Contributions: Contributions received from participants for 2004 and contributions receivable at December 31, 2004 are net of payments of $11,651 made in March 2005 to certain active participants to return to them excess contributions as required to satisfy the relevant non-discrimination provisions of the Plan.

(Continued)

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003.

	2004	2003
Investments at fair value		
Common stock		
EFC Bancorp, Inc. common stock (149,088 shares and 183,999 shares at December 31, 2004 and 2003, respectively)	$ 3,883,742	$ 4,397,576
Common and collective trusts		
HSBC Bank USA Stable Return Fund	430,412	440,720
Mutual funds		
AIM Equity Funds Blue Chip Fund	406,717	359,289

During the year ended December 31, 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

EFC Bancorp, Inc. common stock	$ 402,757
Common and collective trusts	11,959
Mutual funds	100,469
	$ 515,185

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor's regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Fees in the amount of $100 were paid from the Plan to HSBC Bank USA for trustee and plan recordkeeping services, which qualifies as a party-in-interest transaction. Professional fees for the audit of the Plan and other administrative costs of the Plan were paid by the Bank. Investments in EFC

(Continued)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

Bancorp, Inc. common stock, HSBC Bank USA common collective trusts and participant loans are considered party-in-interest investments. At December 31, 2004 and 2003, the value of party-in-interest investments was $4,384,158 and $5,018,445, respectively. Dividends earned of $101,657 on EFC Bancorp, Inc. common stock also qualify as party-in-interest transactions.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated August 13, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2004	December 31, 2003
Net assets available for benefits per the financial statements	$ 6,007,660	$ 6,352,221
Less: Employee contributions receivable	3,093	14,528
Net assets available for benefits per the Form 5500	$ 6,004,567	$ 6,337,693

The following is a reconciliation of the decrease in net assets per the financial statements to the decrease in net assets per the Form 5500:

	Year Ended December 31, 2004
Net decrease per the financial statements	$ (344,561)
Less: Current year adjustment for contributions receivable	3,093
Plus: Prior year adjustment for contributions receivable	14,528
Net decrease per the Form 5500	$ (333,126)

SUPPLEMENTAL SCHEDULE

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Name of Plan Sponsor: Elgin Financial Savings Bank
Employer Identification Number: 36-1014010
Three Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
		Common Stock		
*	EFC Bancorp, Inc.	149,088 shares		$ 3,883,742
		Common and Collective Trusts		
*	HSBC Bank USA	Stable Return Fund		430,412
*	HSBC Bank USA	Short Term Investment Fund		12,450
		Mutual Funds		
	AIM Equity Funds	Blue Chip Fund		406,717
	Alliance Funds	Growth & Income Fund		36,612
	Delaware Group	Trend Fund Class A		60,737
	Dreyfus Funds	S&P 500 Index Fund		273,337
	Dreyfus Laurel Funds	Bond Market Index Fund		255,684
	Federated	Conservative Allocation Fund		216,715
	Fidelity	Growth Opportunities Fund		5,432
	Fidelity	Diversified International Fund		35,160
	Lord Abbett	Mid Cap Value Fund		125,804
	MFS	Value Fund		85,057
	Putnam	International Growth Fund		94,897
		Participant Loans		
*	Plan participants	Interest rates 5.75% to 10.5%, with various maturity dates		57,555
				$ 5,980,311

* Party-in-interest.

** Not applicable for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005

ELGIN FEDERAL FINANCIAL CENTER 401(k) EMPLOYEE BENEFIT PLAN AND TRUST

Barrett J. O'Connor
Chief Executive Officer

EXHIBIT 23.1

Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-56647 on Form S-8 of the EFC Bancorp, Inc. of our report dated May 25, 2005 appearing in this Annual Report on Form 11-K of the Plan into the Elgin Financial Center, SB 401(k) Plan and Trust for the year ended December 31, 2004.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 27, 2005